VIA EDGAR

February 13, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Pearlyne Paulemon

Re: Live Oak Acquisition Corp. V

Registration Statement on Form S-1

Filed January 10, 2025

File No. 333-284207

Dear Ms. Paulemon:

Live Oak Acquisition Corp. V (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 5, 2025 relating to the Registration Statement on Form S-1, filed by the Company with the Commission on January 10, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment to the Registration Statement on Form S-1 (the “Registration Statement”), which is being submitted to the Commission contemporaneously with the submission of this letter.

In addition, we respectfully inform the Staff that this Registration Statement contains certain changes to the structure of the deal, namely a change from a 1/3 warrant to ½ warrant unit structure, the removal of permitted withdrawals, an overfunding of the trust account and removing the automatic three-month extension on entry into a letter of intent, among others.

Form S-1 Filed January 10, 2025

Cover Page

1.	We note potential conflicts of interest disclosure on the cover page. Please revise your cross-references to include the locations of all related disclosures in the prospectus.

In response to the Staff’s comment, we have revised the cross-references to include the locations of all related disclosures in the prospectus.

See Item 1602(a)(5) of Regulation S-K.

Prior Blank Check Experience, page 6

2.	For those SPACs that have completed a de-SPAC transaction, disclose the current trading prices. See Item 1603(a)(3) of Regulation S-K.

In response to the Staff’s comment, we have disclosed the current trading prices.

Sponsor Information, page 11

3.	In your compensation table here and on page 110, please revise to include the antidilution adjustment of the founder shares. Please also revise the table to reflect that in addition to your sponsor, a member of your management team and advisor or one of their affiliates may be paid a finder’s fee, advisory fee, consulting fee or success fee, as referenced on page 38. Lastly, please revise the table to reflect that in addition to the sponsor, an affiliate of the sponsor may be paid a salary or fee in connection with the business combination. See Item 1602(b)(6) and Item 1603(a)(6) of Regulation SK.

In response to the Staff’s comment, we have revised the indicated disclosure.

Risk Factors

We may be unable to obtain additional financing to complete our initial business combination...., page 65

4.	We note your disclosure that you may seek additional financing to complete your initial business combination and the disclosure on page 61 that you may sell additional shares through PIPE financing to complete your initial business combination. Please expand to clearly disclose the impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity.

In response to the Staff’s comment, we have revised the indicated disclosure.

Use of Proceeds, page 91

5.	We note that in footnote 5, you have assumed use of proceeds for only 12 months for the office and administrative support. Given that you have up to 24 months to complete the initial business combination, please advise why you have not included costs assuming you continue for that period of time.

In response to the Staff’s comment, we have revised the indicated disclosure to reflect 24 months of office and administrative support.

Dilution, page 95

6.	We note that one of your calculations assumptions is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business combination with a target company whose enterprise value is greater than you could acquire with the net proceeds of the offering and the sale of private placement shares, as stated on page 10 and elsewhere.

In response to the Staff’s comment, we have revised the indicated disclosure.

Dilution, page 96

7.	We note in your maximum redemptions columns you did not include the deferred underwriting commissions in your Pro Forma net tangible book value after this offering. Please tell us why or revise here and elsewhere.

In response to the Staff’s comment, we note that the Underwriting section, starting on page 190, contains the following disclosure ”… Also, includes $0.30 per unit on all units sold (up to $6,000,000 in the aggregate or up to $6,900,000 in the aggregate if the underwriter’s over-allotment option is exercised in full, which amount shall be subject to pro-rata reduction based on the number of Class A ordinary shares redeemed by our public shareholders) for deferred underwriting commissions to be deposited into a trust account …” .

As noted, the amount is subject to be reduced based on the percentage of redemptions and as a result the dilution table presents the deferred underwriting commission under the various redemption scenarios. For example, if there is a 100% redemption of the funds held in the trust account, the deferred underwriting commission is also reduced by the same 100%, causing $0 presentation on the dilution tables.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Richard J. Hendrix
Richard J. Hendrix, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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